Exhibit 21

Subsidiaries of Roanoke Electric Steel Corporation

The following are the direct and indirect subsidiaries of Roanoke Electric Steel Corporation

Name	Jurisdiction of Organization	Name Under Which a Subsidiary Does Business in Addition to the Subsidiary’s Corporate Name
John W. Hancock, Jr. Incorporated	Virginia	Hancock Rack
RESCO Steel Products, Inc.	Virginia
Roanoke Technical Treatment & Services, Inc. (Inactive)	Virginia
Shredded Products Corp.	Virginia
Socar, Inc.	South Carolina
Socar of Ohio, Inc.	Ohio
Steel of West Virginia, Inc.	Delaware
Marshall Steel, Inc.	Delaware
Steel Ventures, Inc.	Delaware
SWVA, Inc.	Delaware